Hahn Engineering, Inc.

Petroleum Consultants

P. O. Box 190251

St. Louis, MO 63119

(314) 968-3656

FAX (314) 968-3656

March 25, 2013

Eos Petro, Inc.

Attn: Mr. Nickolas Konstant

1999 Avenue of the Stars, Suite 2520

Los Angeles, CA 90067

Re: 2012 Works Unit Reserve Evaluation

Gentlemen:

Hahn Engineering, Inc. has prepared an estimate of the reserves, future production and income attributable to a certain working interest in the Works Unit owned and operated by Eos Petro, Inc. in the Albion Consolidated Field, Edwards County, Illinois, as of December 31, 2012.

We have prepared an independent evaluation of the reserves of EOS Petro, Inc. (the “Company”) for the management and the board of directors of the Company. The primary purpose of our evaluation report was to provide estimates of reserve information in support of the Company’s year-end reserves reporting requirements under U. S. Securities Regulation S-K and for other internal business and financial needs of the Company. We have evaluated the reserves of the Company, as of December 31, 2012. The completion date of our report is March 25, 2013. The following table sets forth the geographic area covered by our report, proved reserves estimated using constant prices and costs, and the proportion of the total company that we have evaluated.

Our report covers 100% of the Company’s proved oil and natural gas reserves.

	Company Net Reserves
		Natural	Natural	Oil
	Crude Oil	Gas	Gas Liquids	Equivalent
Category	Bbl	MCF	Bbl	Bbl
Proved
Developed
U.S.A.	33,912			33,912
Undeveloped
U.S.A.	55,142			55,142

Total Proved	89,054			89,054

As noted above, our evaluation covers all of the Company’s proved reserves. We carried out our evaluation in accordance with the definitions and guidelines of the U. S. Securities and Exchange Commission and conform to the FASB Standards.

Data used in our evaluation was obtained from Company files. In the preparation of our report we have accepted as presented, and have relied without independent verification upon a variety of information furnished by the Company such as interests and burdens, recent production, historic production, capital costs, operating expense data, budget forecasts and capital cost estimates.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties: therefore, our estimates do not include any costs due to such possible liability. Future revenue estimates include the Company’s estimates of the costs to abandon the wells and production facilities, net of any salvage value. Abandonment costs are included as capital costs.

In our opinion, estimates provided in our report have, in all material respects, been determined in accordance with applicable industry standards, and results in our report and summarized herein are appropriate for inclusion in filings under Regulation S-K.

As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under economic conditions. As specified, in determining economic production, constant product reference prices have been based on a 12 month average price, calculated as the unweighted arithmetric average of the first day-of-the-month price for each month with the 12 month period prior to the effective date of our report. In our economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of our report, with no future escalation. Where deemed appropriate, the capital costs and revised operating costs associated with the implementation of committed projects designed to modify specific field operations in the future may be included in economic projections.

Our report has been prepared assuming the continuation of existing regulatory and fiscal conditions subject to the guidance of the SEC regulations. Notwithstanding that the Company currently has well permits to drill the wells identified in our report, there is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact the Company’s ability to recover any of the estimated reserves.

Oil and gas reserves estimates have an inherent degree of associated uncertainty, the degree of which is affected by many factors. Reserve estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserve estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserve estimates inherently imprecise. Reserve estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserve estimates will also change over time due to the other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

In our opinion, Hahn Engineering, Inc. has used all methods and procedures as it considered necessary under the circumstances to prepare the report.

A summary of the results, as of December 31, 2012, is shown below.

Estimated Reserve and Income of Certain Leasehold Interests

as of December 31, 2012

	Proved
	Proved Developed		Undeveloped	Total
	Producing	Non-Producing	Undrilled	Proved
Gross Reserves
Oil - Barrels	11,832	30,558	68,927	111,317
Net Reserve
Oil – Barrels	9,466	24,446	55,142	89,054
Income Data
Future Gross Revenue	$821,519	$2,121,703	$4,785,740	$7,728,962
Deductions	$470,000	$1,224,500	$1,107,600	$2,802,100
Future Net Income (FNI)	$351,519	$897,203	$3,678,140	$4,926,862
Discounted FNI @ 10%	$269,979	$597,867	$2,487,991	$3,355,837

Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes, if any, is sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

The deductions are comprised of the normal direct and indirect costs of operating the wells, i.e. pumper’s expense, electricity, propane, chemical inhibitor, supplies, insurance and normal well repair expense. There is no severance tax in the State of Illinois. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or gas production imbalances that may exist. Liquid hydrocarbon reserves account for approximately 100% of the total future gross revenue from the proved developed producing reserves.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded semi-annually. Future net income was calculated at six other discount rates. These results are shown on each estimated projection of future production and income presented for all reserve categories in this report and in summary form below.

Discounted Future Net Income

as of December 31, 2012

	Proved
Discount	Proved Developed		Undeveloped	Total
Factor	Producing	Non-Producing	Undrilled	Proved

5	$305,646	$724,644	$2,988,233	$4,018,523
15	$241,664	$502,362	$2,112,713	$2,856,739
20	$218,769	$428,811	$1,822,996	$2,470,576
25	$199,955	$371,053	$1,593,867	$2,164,876
30	$184,272	$324,911	$1,408,917	$1,918,099
35	$171,029	$287,479	$1,257,013	$1,715,521

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Estimates of Reserves

In general, the proved developed producing reserves included herein were estimated by the performance method. The reserves estimated by the performance method utilized extrapolations of various historical oil sales data in those cases where such data were definitive. The proved developed non-producing reserves were based on well test data taken prior to 2008 when the Works Unit was shut-in due to the death of the owner/operator at that time. It is also based on the production results in 2012 of the current producing wells. The proved undeveloped undrilled reserves were based on recoveries from similar zone production from the Unit with a reasonable certainty that they will be recovered.

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

Future Production Rates

Initial production rates are based on the current producing rates for those wells now on production. The historical oil sales graph plotted monthly since 1998 is attached. Projections of estimated future oil production, as marked, are also shown on the graph. Historical oil production data was available from 1980 through December 2012.

Hydrocarbon Prices

Oil prices were based on the average posted crude oil price for the 1st day of each of the twelve months for the calendar year 2012, or $86.79 per barrel and held constant thereafter per SEC guidelines. See Illinois Basin Posted Crude Oil Price attachment. The benchmark prices used are equal to the NYMEX closing price for crude oil on each such day minus approximately $8.25 per barrel in customary crude handling and transportation costs. There is no severance tax in the State of Illinois.

Operating Expenses

Operating expenses for the Works Unit in this report were based on both similar well operating expenses incurred by the operator at other similar wells. These estimated expenses would include pumper’s expense, electricity, propane, chemical inhibitor, supplies, insurance and normal well repair expense. The operating expenses were held constant for economic life of each lease. No deduction was made for indirect costs such as loan repayments, interest expense and exploration and development prepayments that are not charged directly to the leases or wells.

General

The estimates of reserves presented herein are based upon a detailed study of the properties in which the Company owns a working interest. For the purposes of this report, we did not perform any field inspection of the property, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability, therefore our estimates do not include any costs due to such possible liability.

Future revenue estimates include estimates of the costs to plug and abandon the existing wells and facilities, net of any salvage value. Estimated plugging and restoration liability for the existing wells and tank battery facility exceeds the estimated salvage value for the well equipment and facility equipment.. The estimated net liability, $100,000, is included as capital expenditures over the last 5 years of production split equally between the proved developed producing and proved developed non-producing reserves. In the case of proved undeveloped undrilled reserves, the salvage value exceeds the abandonment cost.

The Company has supplied to Hahn Engineering, Inc. their pertinent accounts, records and other data for this investigation. Historical information and data from a prior operator, Superior Oil Company, was also utilized. The ownership interests, expenses and other factual data furnished were accepted as presented. The historical oil sales data for each lease was obtained from both the Company and IHS Energy/Petroleum Information. Oil sales data was generally available through December 2012.

Hahn Engineering, Inc. does not have any interest in the subject properties and neither the employment to perform this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

Hahn Engineering, Inc. does not guarantee the reserve estimates or the net cash flow projections.

Thank you for this opportunity to be of service.

Yours truly,

HAHN ENGINEERING, INC.

/s/ Joseph K. Hahn
Joseph K. Hahn, P.E.

Illinois Basin Posted Crude Oil Price

Plains Marketing L.P. Crude Oil Purchaser

Date	Posted Price per bbl.
12/30/2011	$90.50

2/01/2012	89.25

3/01/2012	100.50

3/30/2012	94.75

5/01/2012	98.00

6/01/2012	75.00

6/29/2012	76.75

8/01/2012	79.75

8/31/2012	89.50

10/01/2012	85.50

11/01/2012	80.00

11/30/2012	82.00

Average Price	$86.79

Notes:

The benchmark prices used above are equal to the NYMEX closing price for crude oil on each such day minus approximately $8.25 per barrel in customary crude oil handling and transportation costs.

The benchmark pricing point is on the first day of each month of the 2012 calendar year.

The average realized crude oil price over the producing life of the properties was based on the average posted crude oil price on the first day of each of the twelve months for the 2012 calendar year, and, held constant thereafter.

Historic Oil Sales & Projections
Works Unit
Sections 18 & 19-T2S-R11E
Edwards County, Illinois

Barrels Oil Per Month
Total Proved
PDP + PDNP + PUD
PDP + PDNP
PDP
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
10000
1000
100
10
K-E